                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No.   )*




                          SUPERIOR UNIFORM GROUP, INC.
                   -----------------------------------------
                               (Name of Issuer)

                                  Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)

                                   868358102
                   -----------------------------------------
                               (CUSIP Number)





         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages


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CUSIP NO. 868358102                 13G                   PAGE  2  OF 6  PAGES


1    NAME OF REPORTING PERSON   Mochelle A. Stettner
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON




2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [  X   ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION       United States



                    5    SOLE VOTING POWER            404,141




   NUMBER OF        6    SHARED VOTING POWER          533,206
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER       404,141
    PERSON
     WITH


                    8    SHARED DISPOSITIVE POWER     533,206




9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     937,347





10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *   X



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9       13.3%




12   TYPE OF REPORTING PERSON*      IN




                      *SEE INSTRUCTION BEFORE FILLING OUT!

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 10549


                       ---------------------------------


                       SCHEDULE 13G UNDER THE SECURITIES

                              EXCHANGE ACT OF 1934


                       ---------------------------------




Item 1.    (a).    Name of Issuer: Superior Uniform Group, Inc.


           (b).    Address of Issuer's Principal Executive Offices:
                         10099 Seminole Boulevard
                         Seminole, FL 33775-0002


Item 2.    (a).    Name of Person Filing: Mochelle A. Stettner


           (b).    Address of Principal Business Office:
                         Residence: 2331 Lehigh Parkway North
                                    Allentown, PA 18103




                              Page 3 of 6 Pages



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Item 2.  (c).   Citizenship: United States


         (d).   Title of Class of Securities: Common Stock


         (e).   CUSIP Number: 868358102


Item 3.         This statement is filed pursuant to Rule         by
                      Inapplicable


Item 4.         Ownership.

         (a).   Amount Beneficially Owned 928,763(1)(2)


         (b).   Percent of Class: 13.3%


         (c).   Number of Shares as to which Mochelle A. Stettner has:

                (i)     sole power to vote or to direct the vote      404,141(3)
                          * Continued -- see Addendum attached hereto.

                (ii)    shared power to vote or to direct the vote    533,062

                (iii)   sole power to dispose or to direct the
                        disposition of                                404,141

                (iv)    shared power to dispose or to direct the
                        disposition of                                533,062



                           Page 4 of 6 Pages



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                           * ADDENDUM to SCHEDULE 13G

                               Item 4. Ownership.

(1) 528,062 shares owned by estate of mother of reporting person of which she is Co-Executor with her brother, Gerald Benstock, Chairman of the Issuer, and in which she has a remainder interest of an undetermined amount.

(2) 5,144 shares owned by Trust of which the reporting person is a Co-Trustee with two of her adult children for the benefit of another adult child.

(3) Does not include 4,400 shares owned by husband and 10,000 shares owned by corporation, controlled by husband, to which reporting person disclaims beneficial ownership.

Item 5.            Ownership of Five Percent or Less of a Class:
                   Inapplicable




Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person: Gerald Benstock, the brother of the reporting person and Chairman of the Issuer, is Co-Executor of the estate of their mother, which owns 528,062 shares (7.5%) of the Common Stock. Each of the Co-Executors is a co-remainderman with a currently undeterminable interest in the shares.




Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

                   Inapplicable





Item 8.            Identification and Classification of Members of the Group:

                   Inapplicable





                              Page 5 of 6 Pages




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Item 9.            Notice of Dissolution of Group:
                         Inapplicable



Item 10.           Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                   Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







                                          By:  Mochelle A. Stettner
                                               ------------------------
                                               Title:





Dated: July 14, 2000




                               Page 6 of 6 Pages